SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                Amendment No. __

                               RSA SECURITY, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    749719100
                                 (CUSIP Number)

                                October 17, 2001
             (Date of event which requires filing of this statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule 13G is filed:
     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)






----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749719100                  13G             Page 2 of 18 Pages
------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Ramius Advisors, L.L.C.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                     -0-
SHARES        ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                             5,856,675 shares of Common Stock /1/
OWNED BY      ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                     -0-
REPORTING     ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                             5,856,675 shares of Common Stock /1/
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                             5,856,675 shares of Common Stock /1/
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                        Approximately 9.4%.
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                     IA
-----------------------------------------------------------------------

/1/ Calculated as follows: the sum of (i) 5,092,761 shares of Common Stock which is the number of shares issuable upon conversion of the $70,000,000 of 7% Convertible Debentures due October 17, 2004 ("Debentures") purchased in the aggregate by three private investment funds, Portside Growth and Opportunity Fund ("Portside"), RCG Latitude Masterfund, Ltd. ("Latitude"), and Leonardo, L.P. ("Leonardo", and collectively with Portside and Latitude, the "Purchasing Funds"), on October 17, 2001 and October 29, 2001; and (ii) 763,914 shares of Common Stock issuable upon exercise of the Warrants purchased by the Purchasing Funds on October 17, 2001 and October 29, 2001.


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 749719100                  13G             Page 3 of 18 Pages
------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                         Angelo, Gordon & Co., L.P.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                       -0-
SHARES        ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                             5,856,675 shares of Common Stock /1/
OWNED BY      ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                      -0-
REPORTING     ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                             5,856,675 shares of Common Stock /1/
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                             5,856,675 shares of Common Stock /1/
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                   [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                        Approximately 9.4%.
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                       BD, IA, PN
-----------------------------------------------------------------------
/1/ Calculated as follows: the sum of (i) 5,092,761 shares of Common Stock which is the number of shares issuable upon conversion of the $70,000,000 of 7% Convertible Debentures due October 17, 2004 ("Debentures") purchased in the aggregate by three private investment funds, Portside Growth and Opportunity Fund ("Portside"), RCG Latitude Masterfund, Ltd. ("Latitude"), and Leonardo, L.P. ("Leonardo", and collectively with Portside and Latitude, the "Purchasing Funds"), on October 17, 2001 and October 29, 2001; and (ii) 763,914 shares of Common Stock issuable upon exercise of the Warrants purchased by the Purchasing Funds on October 17, 2001 and October 29, 2001.


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 749719100                  13G             Page 4 of 18 Pages
------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           John M. Angelo
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES        ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                             5,856,675 shares of Common Stock /1/
OWNED BY      ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING     ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                             5,856,675 shares of Common Stock /1/
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                             5,856,675 shares of Common Stock /1/
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                        Approximately 9.4%.
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                               IN, HC
-----------------------------------------------------------------------
/1/ Calculated as follows: the sum of (i) 5,092,761 shares of Common Stock which is the number of shares issuable upon conversion of the $70,000,000 of 7% Convertible Debentures due October 17, 2004 ("Debentures") purchased in the aggregate by three private investment funds, Portside Growth and Opportunity Fund ("Portside"), RCG Latitude Masterfund, Ltd. ("Latitude"), and Leonardo, L.P. ("Leonardo", and collectively with Portside and Latitude, the "Purchasing Funds"), on October 17, 2001 and October 29, 2001; and (ii) 763,914 shares of Common Stock issuable upon exercise of the Warrants purchased by the Purchasing Funds on October 17, 2001 and October 29, 2001.


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 749719100                  13G             Page 5 of 18 Pages
------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 Michael L. Gordon
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                     -0-
SHARES        ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                             5,856,675 shares of Common Stock /1/
OWNED BY      ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                     -0-
REPORTING     ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                             5,856,675 shares of Common Stock /1/
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                             5,856,675 shares of Common Stock /1/
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                        Approximately 9.4%.
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                     IN, HC
-----------------------------------------------------------------------
/1/ Calculated as follows: the sum of (i) 5,092,761 shares of Common Stock which is the number of shares issuable upon conversion of the $70,000,000 of 7% Convertible Debentures due October 17, 2004 ("Debentures") purchased in the aggregate by three private investment funds, Portside Growth and Opportunity Fund ("Portside"), RCG Latitude Masterfund, Ltd. ("Latitude"), and Leonardo, L.P. ("Leonardo", and collectively with Portside and Latitude, the "Purchasing Funds"), on October 17, 2001 and October 29, 2001; and (ii) 763,914 shares of Common Stock issuable upon exercise of the Warrants purchased by the Purchasing Funds on October 17, 2001 and October 29, 2001.


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 749719100                  13G             Page 6 of 18 Pages
------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                       Ramius Capital Group, L.L.C.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                       -0-
SHARES        ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                             5,856,675 shares of Common Stock /1/
OWNED BY      ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                       -0-
REPORTING     ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                             5,856,675 shares of Common Stock /1/
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                             5,856,675 shares of Common Stock /1/
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                        Approximately 9.4%.
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                       IA
-----------------------------------------------------------------------
/1/ Calculated as follows: the sum of (i) 5,092,761 shares of Common Stock which is the number of shares issuable upon conversion of the $70,000,000 of 7% Convertible Debentures due October 17, 2004 ("Debentures") purchased in the aggregate by three private investment funds, Portside Growth and Opportunity Fund ("Portside"), RCG Latitude Masterfund, Ltd. ("Latitude"), and Leonardo, L.P. ("Leonardo", and collectively with Portside and Latitude, the "Purchasing Funds"), on October 17, 2001 and October 29, 2001; and (ii) 763,914 shares of Common Stock issuable upon exercise of the Warrants purchased by the Purchasing Funds on October 17, 2001 and October 29, 2001.


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 749719100                  13G             Page 7 of 18 Pages
------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                C4S & Co., L.L.C.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                       -0-
SHARES        ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                             5,856,675 shares of Common Stock /1/
OWNED BY      ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                       -0-
REPORTING     ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                             5,856,675 shares of Common Stock /1/
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                             5,856,675 shares of Common Stock /1/
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                   [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                        Approximately 9.4%.
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                        OO
-----------------------------------------------------------------------
/1/ Calculated as follows: the sum of (i) 5,092,761 shares of Common Stock which is the number of shares issuable upon conversion of the $70,000,000 of 7% Convertible Debentures due October 17, 2004 ("Debentures") purchased in the aggregate by three private investment funds, Portside Growth and Opportunity Fund ("Portside"), RCG Latitude Masterfund, Ltd. ("Latitude"), and Leonardo, L.P. ("Leonardo", and collectively with Portside and Latitude, the "Purchasing Funds"), on October 17, 2001 and October 29, 2001; and (ii) 763,914 shares of Common Stock issuable upon exercise of the Warrants purchased by the Purchasing Funds on October 17, 2001 and October 29, 2001.


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 749719100                  13G             Page 8 of 18 Pages
------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                    Peter A. Cohen
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                       -0-
SHARES        ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                             5,856,675 shares of Common Stock /1/
OWNED BY      ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                       -0-
REPORTING     ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                             5,856,675 shares of Common Stock /1/
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                             5,856,675 shares of Common Stock /1/
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                   [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                        Approximately 9.4%.
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                      IN, HC
-----------------------------------------------------------------------
/1/ Calculated as follows: the sum of (i) 5,092,761 shares of Common Stock which is the number of shares issuable upon conversion of the $70,000,000 of 7% Convertible Debentures due October 17, 2004 ("Debentures") purchased in the aggregate by three private investment funds, Portside Growth and Opportunity Fund ("Portside"), RCG Latitude Masterfund, Ltd. ("Latitude"), and Leonardo, L.P. ("Leonardo", and collectively with Portside and Latitude, the "Purchasing Funds"), on October 17, 2001 and October 29, 2001; and (ii) 763,914 shares of Common Stock issuable upon exercise of the Warrants purchased by the Purchasing Funds on October 17, 2001 and October 29, 2001.


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 749719100                  13G             Page 9 of 18 Pages
------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Morgan B. Stark
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                   -0-
SHARES        ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                             5,856,675 shares of Common Stock /1/
OWNED BY      ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                   -0-
REPORTING     ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                             5,856,675 shares of Common Stock /1/
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                             5,856,675 shares of Common Stock /1/
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                   [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                        Approximately 9.4%.
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                   IN, HC
-----------------------------------------------------------------------
/1/ Calculated as follows: the sum of (i) 5,092,761 shares of Common Stock which is the number of shares issuable upon conversion of the $70,000,000 of 7% Convertible Debentures due October 17, 2004 ("Debentures") purchased in the aggregate by three private investment funds, Portside Growth and Opportunity Fund ("Portside"), RCG Latitude Masterfund, Ltd. ("Latitude"), and Leonardo, L.P. ("Leonardo", and collectively with Portside and Latitude, the "Purchasing Funds"), on October 17, 2001 and October 29, 2001; and (ii) 763,914 shares of Common Stock issuable upon exercise of the Warrants purchased by the Purchasing Funds on October 17, 2001 and October 29, 2001.


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 749719100                  13G             Page 10 of 18 Pages
------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Thomas W. Strauss
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                  -0-
SHARES        ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                             5,856,675 shares of Common Stock /1/
OWNED BY      ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                  -0-
REPORTING     ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                             5,856,675 shares of Common Stock /1/
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                             5,856,675 shares of Common Stock /1/
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                   [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                        Approximately 9.4%.
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                  IN, HC
-----------------------------------------------------------------------
/1/ Calculated as follows: the sum of (i) 5,092,761 shares of Common Stock which is the number of shares issuable upon conversion of the $70,000,000 of 7% Convertible Debentures due October 17, 2004 ("Debentures") purchased in the aggregate by three private investment funds, Portside Growth and Opportunity Fund ("Portside"), RCG Latitude Masterfund, Ltd. ("Latitude"), and Leonardo, L.P. ("Leonardo", and collectively with Portside and Latitude, the "Purchasing Funds"), on October 17, 2001 and October 29, 2001; and (ii) 763,914 shares of Common Stock issuable upon exercise of the Warrants purchased by the Purchasing Funds on October 17, 2001 and October 29, 2001.


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 749719100                 13G              Page 11 of 18 Pages

Item 1.

(a)  Name of Issuer

         RSA Security, Inc.

(b)  Address of Issuer's Principal Executive Offices:

         36 Crosby Drive
         Bedford, MA  01730

Item 2(a).  Name of Person Filing

         This statement is filed by:

         (i) Ramius Advisors, L.L.C. (formerly known as AG Ramius Partners, L.L.C.), a Delaware limited liability company ("Ramius Advisors"), which serves as investment adviser of three private investment funds, Leonardo, L.P. ("Leonardo"), Portside Growth and Opportunity Fund ("Portside") and RCG Latitude Masterfund, Ltd. ("Latitude", and collectively with Portside and Leonardo, the "Purchasing Funds"), with respect to their direct ownership of certain 7% Debentures due October 17, 2004 ("Debentures"), which are convertible into the shares of Common Stock defined in Item 2(d), and warrants ("Warrant") to purchase shares of Common Stock defined in Item 2(d) (together the "RSA Securities").

         (ii) Angelo, Gordon & Co., L.P., a Delaware limited partnership ("AG"), which serves as co-managing member of Ramius Advisors.

         (iii) John M. Angelo, in his capacity as a general partner of AG Partners, L.P. ("AGP"), the sole general partner of AG, and as the chief executive officer of AG.

         (iv) Michael L. Gordon, in his capacity as a general partner of AG Partners, L.P. ("AGP"), the sole general partner of AG, and as the chief operating officer of AG.

         (v) Ramius Capital Group, L.L.C., a Delaware limited liability company ("RCG"), which serves as co-managing member of Ramius Advisors.

         (vi) C4S & Co., L.L.C., a Delaware limited liability company ("C4S"), which serves as managing member of RCG.

         (vii) Peter Cohen, a control person of C4S.

         (viii) Morgan Stark, a control person of C4S.

         (ix) Thomas W. Strauss, a control person of C4S.

         Solely for purposes of making the purchase of the Debentures and Warrants, Ramius Advisors is acting as investment adviser for the Purchasing Funds and has investment and voting discretion with respect to the $70,000,000 in aggregate principal amount of Debentures, which are convertible into 5,092,761 shares of the Common Stock, and Warrants to purchase an aggregate of 763,914 shares of the Common Stock, acquired by the Purchasing Funds on October 17, 2001 and October 29, 2001.

CUSIP No. 749719100                  13G             Page 12 of 18 Pages

Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

           Ramius Advisors, L.L.C.
           c/o Ramius Capital Group, L.L.C.
           666 Third Avenue, 26th Floor
           New York, NY 10017
           Citizenship: Delaware

           Angelo, Gordon & Co, L.P.
           245 Park Avenue
           New York, NY 10167
           Citizenship: Delaware

           John M. Angelo
           c/o Angelo, Gordon & Co, L.P.
           245 Park Avenue
           New York, NY 10167
           Citizenship:  United States

           Michael L. Gordon
           c/o Angelo, Gordon & Co, L.P.
           245 Park Avenue
           New York, NY 10167
           Citizenship:  United States

           Ramius Capital Group, L.L.C.
           666 Third Avenue, 26th Floor
           New York, NY 10017
           Citizenship: Delaware

           C4S & Co., L.L.C.
           c/o Ramius Capital Group, L.L.C.
           666 Third Avenue, 26th Floor
           New York, NY 10017
           Citizenship: Delaware

           Peter A. Cohen
           c/o Ramius Capital Group, L.L.C.
           666 Third Avenue, 26th Floor
           New York, NY 10017
           Citizenship:  United States

           Morgan B. Stark
           c/o Ramius Capital Group, L.L.C.
           666 Third Avenue, 26th Floor
           New York, NY 10017
           Citizenship:  United States

           Thomas W. Strauss
           c/o Ramius Capital Group, L.L.C.
           666 Third Avenue, 26th Floor
           New York, NY 10017
           Citizenship:  United States

CUSIP No. 749719100                  13G             Page 13 of 18 Pages

(d)  Title of Class of Securities

     Common Stock, Par value $.01 Per Share

(e)  CUSIP Number 749719100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (i) Ramius Advisors is an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940.

            (ii) AG is a broker-dealer registered under Section 15 of the Exchange Act of 1934 and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

            (iii) Mr. Angelo is a control person of AG.

            (iv) Mr. Gordon is a control person of AG.

            (v) Ramius Capital is a control person of Ramius Advisors and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

            (vi) C4S is a control person of Ramius Capital.

            (vii) Mr. Cohen is a control person of C4S.

            (viii) Mr. Stark is a control person of C4S.

            (ix) Mr. Strauss is a control person of C4S.

Item 4.     Ownership

(a)  Amount Beneficially Owned:

       As of December 31, 2001, each of the Reporting Persons may be deemed the beneficial owner of 5,856,675 shares of Common Stock, calculated as follows: the sum of (i) 5,092,761 shares of Common Stock which is the number of shares issuable upon conversion of the $70,000,000 of the Debentures purchased in the aggregate by the Purchasing Funds on October 17, 2001 and October 29, 2001; and
(ii) 763,914 shares of Common Stock issuable upon exercise of the Warrants purchased by the Purchasing Funds on October 17, 2001 and October 29, 2001. To the extent permissible, each Reporting Person disclaims beneficial ownership of the shares of Common Stock not directly owned by such Reporting Person or by an affiliate of such Reporting Person.

       The holders may convert the Debentures at any time prior to and including October 17, 2004, and the Company may require the holders to convert the Debentures under certain circumstances, at the conversion price of $13.745, subject to adjustments. The Debentures bear interest at the rate of 7.0% per annum, which interest is due and payable semi-annually. The holders may exercise the Warrants at any time prior to October 17, 2006 at an exercise price of $13.745 per share, subject to adjustments.

CUSIP No. 749719100                  13G             Page 14 of 18 Pages

(b)  Percent of Class:

       The number of shares of Common Stock which the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 9.4% of the total number of shares outstanding (assuming the conversion of the Debentures and/or exercise of Warrants held by the Purchasing Funds).

(c)  Number of shares as to which such person has:

Ramius Advisors, L.L.C.
-----------------------

       (i) sole power to vote or to direct the vote: 0

       (ii) shared power to vote or to direct the vote:  5,856,675 /1/

       (iii) sole power to dispose or to direct the disposition of: 0

       (iv) shared power to dispose or to direct the disposition of:
              5,856,675 /1/

Angelo, Gordon & Co., L.P.
--------------------------

       (i) sole power to vote or to direct the vote: 0

       (ii) shared power to vote or to direct the vote:  5,856,675 /1/

       (iii) sole power to dispose or to direct the disposition of: 0

       (iv) shared power to dispose or to direct the disposition of:
              5,856,675 /1/

John M. Angelo
--------------

       (i) sole power to vote or to direct the vote: 0

       (ii) shared power to vote or to direct the vote: 5,856,675 /1/

       (iii) sole power to dispose or to direct the disposition of: 0

       (iv) shared power to dispose or to direct the disposition of:
              5,856,675 /1/

Michael L. Gordon
-----------------

       (i) sole power to vote or to direct the vote: 0

       (ii) shared power to vote or to direct the vote:  5,856,675 /1/

       (iii) sole power to dispose or to direct the disposition of: 0

       (iv) shared power to dispose or to direct the disposition of:
              5,856,675 /1/

Ramius Capital Group, L.L.C.
----------------------------

       (i) sole power to vote or to direct the vote: 0

       (ii) shared power to vote or to direct the vote: 5,856,675 /1/

       (iii) sole power to dispose or to direct the disposition of: 0

       (iv) shared power to dispose or to direct the disposition of:
              5,856,675 /1/

CUSIP No. 749719100                  13G             Page 15 of 18 Pages

C4S & Co., L.L.C.
-----------------

       (i) sole power to vote or to direct the vote: 0

       (ii) shared power to vote or to direct the vote: 5,856,675 /1/

       (iii) sole power to dispose or to direct the disposition of: 0

       (iv) shared power to dispose or to direct the disposition of:
              5,856,675 /1/

Peter Cohen
-----------

       (i) sole power to vote or to direct the vote: 0

       (ii) shared power to vote or to direct the vote: 5,856,675 /1/

       (iii) sole power to dispose or to direct the disposition of: 0

       (iv) shared power to dispose or to direct the disposition of:
              5,856,675 /1/

Morgan Stark
------------

       (i) sole power to vote or to direct the vote: 0

       (ii) shared power to vote or to direct the vote:  5,856,675 /1/

       (iii) sole power to dispose or to direct the disposition of: 0

       (iv) shared power to dispose or to direct the disposition of:
              5,856,675 /1/

Thomas W. Strauss
-----------------

       (i) sole power to vote or to direct the vote: 0

       (ii) shared power to vote or to direct the vote: 5,856,675 /1/

       (iii) sole power to dispose or to direct the disposition of: 0

       (iv) shared power to dispose or to direct the disposition of:
              5,856,675 /1/


FN1 Pursuant to the terms of the Debentures and the Warrants reported herein, the Company will not be obligated to issue shares of Common Stock to the Reporting Persons upon conversion of the Debentures and/or exercise of the Warrants in excess of the number of shares of Common Stock (the "Exchange Cap") the Company may issue without breaching the rules or regulations of the principal securities exchange or market on which the Common Stock is listed or designated (the "Principal Market") unless the Company obtains the approval of the stockholders as required by the rules of the Principal Market or such issuance would not violate such rules.

CUSIP No. 749719100                  13G             Page 16 of 18 Pages

       Under the terms of the Debentures and the Warrants, beneficial owners of the Debentures and the Warrants may convert Debentures or exercise Warrants to the extent that such person, together with its affiliates, would beneficially own no more than 9.99% of the Issuer's then outstanding Common Stock after giving effect to such conversion or exercise. For purposes of making this determination, shares of Common Stock issuable upon the conversion of Debentures that have not been converted and upon the exercise of Warrants that have not been exercised are excluded.

Item 5.  Ownership of Five Percent or Less of a Class

             Inapplicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

             Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

             See Item 2 above.

Item 8.  Identification and Classification of Members of the Group

             Inapplicable

Item 9.  Notice of Dissolution of Group

             Inapplicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 749719100                  13G             Page 17 of 18 Pages

                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 14th day of February, 2002


Ramius Advisors, L.L.C.
By: Angelo, Gordon & Co., L.P.
as Managing Member
By: Fred Berger
as Chief Administrative Officer

By:  /s/ Fred Berger
    -------------------------------------



Ramius Capital Group, L.L.C.
By: C4S & Co., L.L.C.
as Managing Member
By: Morgan B. Stark
as Managing Member

By:  /s/ Morgan B. Stark
    -------------------------------------



C4S & Co., L.L.C.
By: Morgan B. Stark
as Managing Member

By:  /s/ Morgan B. Stark
    -------------------------------------



Peter A. Cohen

By:  /s/ Peter A. Cohen
    -------------------------------------

CUSIP No. 749719100                  13G             Page 18 of 18 Pages

Morgan B. Stark

By:  /s/ Morgan B. Stark
    -------------------------------------



Thomas W. Strauss

By:  /s/ Thomas W. Strauss
    -------------------------------------



Angelo, Gordon & Co., L.P.
By: Fred Berger
as Chief Administrative Officer

By:  /s/ Fred Berger
    -------------------------------------


John M. Angelo

    /s/ John M. Angelo
-----------------------------------------


Michael L. Gordon

   /s/ Michael L. Gordon
-----------------------------------------